Apollo Medical Holdings, Inc.

600 North Brand Blvd., Suite 450

Glendale, CA 91203

Tel: 818-396-8050

Fax: 818-844-3888

FILE NO. 000-25809

February 9, 2012

United States Securities and Exchange Commission

Washington DC 90549

Attention: Mr. John Reynolds

Dear Sirs:

re:	Apollo Medical Holdings, Inc. (“ApolloMed” or the “Company”) - Comment Letter Dated January 9, 2012

Thank you for your comment letter dated January 9, 2012. Following your numbering system, we have the following responses for your consideration.

November 30, 2011 Supplemental Response

Consolidated Balance Sheets, page F-3

1. We note in your response to comment 15 of our letter dated August 23, 2011 that you will amend your filings to report the net loss attributable to the parent and non-controlling interest on the face of the financial statements; and in your response to comment 10 of our letter dated November 2, 2011 that the nature of the non-controlling interest is through management agreement with AMH. Please advise us of the following:

a. Further describe to us the nature of the non-controlling interests, including the noncontrolling rights and the effect of the non-controlling rights on consolidation;

The non-controlling interest represents the pre-acquisition equity of those entities which we have determined that we have a controlling financial interest and that consolidation is required as a result of management contracts entered into with these entities. The noncontrolling interests only have rights to return of their share of equity investment originally established by them. The nature of these contracts provide us rights to receive a management fee monthly based on a percentage of the revenue of the group. As such, the only potential adjustments to non-controlling interests in any period subsequent to initial consolidation would relate to capital contributions or withdrawals by the non-controlling parties, as would need to be agreed to by us. We would evaluate the impact of any such transactions as of the respective date to ascertain the impact on the presentation of the consolidated results. We further advise that we do not expect these types of transactions in the future and as such, the non-controlling interest balances are expected to remain consistent.

b. Tell us the accounting guidance that you follow to account for the non-controlling interests; and

We look to ASC 810-10-45-15, “Non-controlling Interest in a Subsidiary for determination and guidance on accounting and presentation of non-controlling interests in our consolidated financial statements.

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c. Provide us with your proposed disclosures and revisions to your annual and interim financial statements, and explain to us how you arrived at the revised amounts.

Based upon our review and analysis for which we have incorporated herewith in our responses, we believe that revisions to amounts in our prior filings are not required. However, we have determined the need for revisions and clarifications within our disclosures. Our proposed disclosures as revised related to our business, principles of consolidation and noncontrolling interest is as follows:

1. Organization

Apollo Medical Holdings, Inc. (“Apollo or the Company”) is a medical management holding company that focuses on managing the provision of hospital-based medicine. The Company’s wholly-owned subsidiary, Apollo Medical Management, Inc. (“AMM”) operates as a physician practice management company and is in the business of providing management services to physician practice companies (and, professional medical corporations) under management service agreements, which presently consist of ApolloMed Hospitalists (“AMH”). AMH is owned by an officer, director and major shareholder of the Company.

2. Summary of Significant Accounting Policies

Principles of Consolidation

Our consolidated financial statements include the accounts of our wholly-owned subsidiaries, and a professional medical corporation for which we have determined that we have a controlling financial interest through a long-term management agreement. Some states have laws that prohibit business entities from practicing medicine, employing physicians to practice medicine, exercising control over medical decisions by physicians (collectively known as the corporate practice of medicine), or engaging in certain arrangements with physicians, such as fee-splitting. In California, and in accordance with these laws, we operate by maintaining a long-term management contract with a professional medical corporation, which is owned and operated by physicians, and which employ or contract with additional physicians to provide hospitalist services. Under this management agreement, we have exclusive authority over all non-medical management and administrative services, including financial management, information systems, marketing, risk management and administrative support. The management agreement has an initial term of 20 years.

All intercompany balances and transactions are eliminated in consolidation.

Non-controlling Interest

Noncontrolling interest represents the portion of equity in that is not attributable to the Company. The non-controlling interest recorded in our consolidated financial statements represents the pre-acquisition equity of those entities which we have determined that we have a controlling financial interest and that consolidation is required as a result of management contracts entered into with these entities. The nature of these contracts provide us with a monthly management fee to provide the services described above, and as such, the only adjustments to non-controlling interests in any period subsequent to initial consolidation would relate to either capital contributions or withdrawals by the non-controlling parties.

13 Non-controlling Interest

The accompanying consolidated financial statements include non-controlling interest of $228,115 at January 31, 2011 and January 31, 2010 related to equity in AMH not attributable to the Company. There were no changes to this balance during either year presented as there were no contributions or withdrawals of capital made by these non-controlling interests.

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Notes to Consolidated Financial Statements, page F-7

2. Summary of Significant Accounting Policies, page F-7

Basis of Consolidation, page F-7

2. We note in your response to comment 11 of our letter dated November 2, 2011 that you have determined that the professional medical corporation is a variable interest entity (“VIE”), and that you are the primary beneficiary because you have control over the operations of these VIE’s. We further note in your response to comment 12 of our letter dated November 2, 2011 that you consolidate AMH under the consolidation of entities controlled by contract guidance in ASC 810-10-15-18 through 15-22. Please advise us of the following:

Firstly, we advise you that our previous response was inaccurate with respect to our references to professional medical corporations being determined to be variable interest entities. We consolidate the professional medical corporation in question as we determined that we have a controlling financial interest by nature of our contractual relationships with this entity in accordance with FASC 810-10 “Consolidation of Entities Controlled By Contract” subsections.

a. Identify each professional medical corporation that you have determined to be a VIE, in which you are the primary beneficiary and you consolidate.

As stated above, there are no professional medical corporations that have been determined to be VIE’s.

b. Tell us how you considered the guidance in ASC 810-10-05-14, ASC 810-10-15-19 and ASC 810-10-15-3 in your conclusion to account for VIE’s under the consolidation of entities controlled by contract guidance.

Consideration of ASC 810-10-15-3: ASC 810-10-15-3c states that if the reporting entity has a contractual management relationship with another entity that is not determined to be a VIE, then the reporting entity should use the guidance in the Consolidation of Entities Controlled by Contracts Subsection to determine whether the arrangement constitutes a controlling financial interest. We referred to ASC 810-10-15-18 to 22 for guidance on consolidation of entities controlled by contract. We believe that the contractual arrangement between AMM and AMH meets the requirements of ASC 810-10-15-22a through 22c and therefore consolidate the operations of AMH.

Consideration of ASC 810-10-15-19: Under the guidance of ASC 810-10-15-19 we looked to the decision tree at ASC 810-10-55-206 and ASC 810-10-15-22 to determine if AMH meets the requirement to be consolidated under contract. We concluded that the management contract with AMH met the requirements outlined in ASC 810-10-15-22a through 22c.2 for consolidation.

Consideration of ASC 810-10-05-14: With consideration of this guidance, we determined that our relationship with AMH does not constitute a VIE as, by design the conditions in the guidance which are required for VIE treatment do not exist.

14. Stockholder’s Equity, page F-12

Warrants outstanding, page F-13

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3. We note your response to comment 15 of our letter dated November 2, 2011. Please confirm our understanding that the exercise price of the warrants was adjusted after July 31, 2011 and, if so, tell us the fair value of the warrants as of October 31, 2011. To the extent that you continue to believe that the warrants should be classified as stockholders’ equity, explain to us the basis for conclusion based on the guidance in ASC 815-40-15-5 through 15-8.

On the date of issuance of the warrants, the warrants were determined to meet equity classification with a fair value of $2,627, which was credited to additional, paid in capital. However, while in the process of responding to your comments, we have determined that the warrants do not meet the requirement to be classified as equity due to the adjustable exercise price and should have been classified as a liability on the date of issuance and re-valued at each reporting period, However, we do not believe that restatement is necessary as we have determined that the effect of this error does not have a material impact on the financial statements taken as a whole. This determination is based on the fact that the impact did not, among other things, in either period:

•	Mask a change in earnings or other trends
•	Hide a failure to meet earnings expectations
•	Concern a segment or other portion of our business that has been identified as playing a significant role in our operations or profitability
•	Affect our compliance with regulatory requirements
•	Affect our compliance with loan covenants or other contractual requirements
•	Impact management compensation
•	Conceal an unlawful transaction

We further note that our determination of quantitative materiality is based on the dollar impact of the adjustment. The immaterial impact on each period presented is as follows:

	Three months ended				12 months ended
	April 30, 2010	July 31, 2010	October 31, 2010	January 31, 2011	January 31, 2011

Actual Net Income (Loss)	(843)	(60,130)	(41,015)	(54,323)	(156,311)
Adj. Net Income (Loss)	(33,343)	(45,130)	(56,015)	(86,823)	(221,311)
$ difference	(32,500)	15,000	(15,000)	(32,500)	(65,000)

Based on the foregoing, we propose to correct this matter with our next filing, which will be our annual filing of Form 10-K for the year-ended January 31, 2012.

Form 10-Q for the Fiscal Quarter Ended July 31, 2011

Notes to Unaudited Consolidated Financial Statements, page 6

2. Summary of Significant Accounting Policies, page 6

Basis of Presentation page 6

4. We note your disclosure that commencing with your third quarter on August 1, 2008, and concurrent with the execution of the Management Services Agreement, the statements reflect the consolidation of AMM, AMH and AHI, in accordance with EITF 97-2, Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Management Entities and Certain Other Entities with Contractual Management Agreements. Please confirm our understanding that AMM and AHI are wholly-owned subsidiaries of Apollo Medical Holdings, Inc. and, if so, revise to clearly describe your basis for consolidation of AMM and AHI. In this regard, it appears that you would not consolidate these two entities under the entities controlled by contract guidance in ASC 810-10-15-18 through 15-22 as you currently disclose in your filing.

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We confirm to you that AMM and AHI are wholly owned subsidiaries of the Company, and are not consolidated under the entities controlled by contract guidance. Our proposed disclosures as revised related to our business, principles of consolidation and noncontrolling interest is as follows:

1. Organization

Apollo Medical Holdings, Inc. (“Apollo or the Company”) is a medical management holding company that focuses on managing the provision of hospital-based medicine. The Company’s wholly-owned subsidiary, Apollo Medical Management, Inc. (“AMM”) operates as a physician practice management company and is in the business of providing management services to physician practice companies (and, professional medical corporations) under management service agreements, which presently consist of ApolloMed Hospitalists (“AMH”). AMH is owned by an officer, director and major shareholder of the Company,

2. Summary of Significant Accounting Policies

Principles of Consolidation

Our consolidated financial statements include the accounts of our wholly-owned subsidiaries, and a professional medical corporation for which we have determined that we have a controlling financial interest through a long-term management agreement. Some states have laws that prohibit business entities from practicing medicine, employing physicians to practice medicine, exercising control over medical decisions by physicians (collectively known as the corporate practice of medicine), or engaging in certain arrangements with physicians, such as fee-splitting. In California, and in accordance with these laws, we operate by maintaining a long-term management contract with a professional medical corporation, which is owned and operated by physicians, and which employ or contract with additional physicians to provide hospitalist services. Under this management agreement, we have exclusive authority over all non-medical management and administrative services, including financial management, information systems, marketing, risk management and administrative support. The management agreement has an initial term of 20 years.

All intercompany balances and transactions are eliminated in consolidation.

13 Non-controlling Interest

The accompanying consolidated financial statements include noncontrolling interest of $228,115 at July 31, 2011 and January 31, 2011 related to equity in AMH not attributable to the Company. There were no changes to this balance during either year presented as there were no contributions or withdrawals of capital made by these noncontrolling interests.

5. We note in your response to comment 13 of our letter dated November 2, 2011 that you do not currently have a management agreement with AMA, as this Company has no operations and is inactive. Please revise to clearly disclose this information in your footnotes.

In addition to the proposed revisions to disclosures as is included in our response to comment 4 above, we further propose to revise the language in our 10-Q as follows:

6. Due from affiliate

Due from Apollo Medical Associates (“AMA”) was $4,700 and $3,900 as of July 31, 2011 and January 31, 2011, respectively, and represents amounts due from AMA. These balances are due on demand, non-interest bearing and are unsecured. AMA is an unconsolidated affiliate of the Company and currently has no operations and is inactive. No management agreement currently exists between AMM and AMA.

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In closing, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Kyle Francis

Chief Financial Officer

Apollo Medical Holdings, Inc.

Tel: 917-676-3886

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